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August 9, 2013

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Russell Mancuso, Branch Chief
Timothy Buchmiller

Re:	Exar Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed on July 25, 2013
File No. 333-189271

Dear Mr. Mancuso:

We are counsel to Exar Corporation (“Exar”) and on behalf of Exar, we submit this letter in further response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form S-3 that was initially filed by Exar with the Commission on June 12, 2013 (as amended, the “Registration Statement”).

This letter provides a supplemental response to a follow-up comment we received from the Staff via a telephone call on August 8, 2013 relating to the Staff’s comment no. 1 with respect to the Registration Statement. For your convenience, our supplemental response to the numbered comment is set forth immediately below such numbered comment.

Russell Mancuso

Securities and Exchange Commission

August 9, 2013

General

1.

Please provide us your analysis of whether a Form 8-K was required to be filed to report the Cadeka transaction. Also tell us where you have filed the related agreements, including the agreement that governs the conditions under which you may be required to issue additional shares.

Supplemental Response:

Exar respectfully submits to the Staff that no Form 8-K was required to be filed by Exar as a result of Exar’s acquisition of the business of Cadeka Technologies (Cayman) Holding Ltd. (“Cadeka”), which was effected as a legal matter by Exar’s acquisition of all of the subsidiaries of and substantially all the assets of Cadeka, for consideration paid upon such acquisition of $29,000,000 (the “Transaction”).

A company must file an Item 2.01 Form 8-K when the company or any of its majority owned subsidiaries has completed an acquisition or disposition of a significant amount of assets not in the ordinary course of business. Instruction 4(ii) of Item 2.01 of Form 8-K states “An acquisition or disposition shall be deemed to involve a significant amount of assets if it involved a business (see 17 CFR 210.11-01(d)) that is significant (see 17 CFR 210.11-01(b))”. Based upon further analysis and discussions with the Staff, and in accordance with page 84 of the Division of Corporation Finance Financial Reporting Manual, for purposes of Instruction 4(ii) of Item 2.01, an acquisition of a business is significant if the significance tests pursuant to Rule 1-02(w) of Regulation S-X (i.e., the asset, income, or investment tests) meet the 20% level.

Exar evaluated the Transaction under the standards set forth in Rule 11-01(d) of Regulation S-X and determined that the Transaction was an acquisition of a “business” as that term is defined in Rule 11-01(d). By acquiring all of the subsidiaries of Cadeka, and any remaining assets at Cadeka (which was a holding company existing as the repository of the Cadeka subsidiaries), Exar succeeded to the Cadeka business of producing high-performance analog and mixed-signal semiconductor products. The Cadeka business was established in 2003 and thus has been operating for approximately 10 years in the high-performance analog and mixed-signal semiconductor industry. During that period, the Cadeka business had its own results of operations, financial statements, customers, suppliers, manufacturing facilities and employees.

Exar’s total assets as of March 31, 2013 were approximately $293,168,000. The results of the significance tests referenced in Rule 11-01(b), including considering the fair value of contingent consideration, were all significantly less than 20%, as follows: asset test - 0.79%, investment test - 11.94%, and income test - 0.40%.

As a result of the foregoing analysis, we respectfully submit to the Staff that a Current Report on Form 8-K was not required to be filed by Exar in respect of the Transaction.

* * * * *

Russell Mancuso

Securities and Exchange Commission

August 9, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 566-2536 or pscrivano@omm.com.

Sincerely,

/s/ Paul Scrivano

Paul Scrivano
O’Melveny & Myers LLP

cc: Thomas Melendrez, Exar Corporation